Filed Pursuant to Rule 433

Registration No. 333-158663

GWM INVESTMENT MANAGEMENT & GUIDANCE	SPRING 2010

Certain market-linked notes are designed to protect an investor from decreases in the market value of the relevant underlying asset. These notes accomplish this by guaranteeing repayment of all or a portion of the principal at maturity despite the potential adverse performance of the underlying asset. These notes are often referred to as “market downside protected notes.” Bank of America Merrill Lynch’s Market Index Target-Term Securities® (MITTS®) are an example of this type of note, which, like other market downside protected notes, can be used to complement your long-term investment strategy by helping you mitigate investment risk while pursuing the growth necessary to meet your financial goals. As with any debt security, the repayment of the principal that you invest in MITTS is subject to the issuer’s ability to make the required payments at maturity.

Introduction

The purpose of this paper is to help you understand how MITTS can complement your long-term investment strategy by allowing you to benefit from increases in the value of an asset class while limiting your downside investment risk from adverse market movements. To demonstrate how MITTS can accomplish these goals, GWM Investment Management & Guidance (IMG) has conducted a series of simulations to illustrate the risk and return characteristics of the MITTS in different market environments.

These simulations are based on a number of assumptions, which we discuss below. The simulated results do not represent the actual performance of any specific series of MITTS. The actual performance of your MITTS may vary, perhaps even significantly, from the results of our simulations. As in the case of any investment, you should carefully review the applicable prospectus or other offering documents before making an investment decision.

The following sections of this paper present the results of the simulations, focusing on these main points:

¡	If the level of the index to which the MITTS are linked (the “underlying index”) declined from the starting value to the ending value (which occurred in 28% of the simulated cases), MITTS outperformed the underlying index.

¡	If the level of the underlying index increased within the range of the MITTS’ capped return (which occurred in 33% of the simulated cases), the underlying index outperformed the MITTS by a slight margin. This is due to the fact that, for equity-linked MITTS, the payment at maturity will be calculated without accounting for dividends or distributions that an investor in the stocks comprising the underlying index may receive.

¡	If the level of the underlying index increased above the MITTS’ capped return (which occurred in 39% of the simulated cases), the underlying index outperformed the MITTS.

¡	In each of these cases, the MITTS had less average volatility, lower average drawdown and less downside risk than the underlying index over the holding period. We describe these concepts in more detail below.

Simulation Assumptions

Our analysis and results are based on 10,000 simulations of a hypothetical investment in a series of MITTS linked to the S&P 500® Index and a corresponding hypothetical direct investment in the stocks included in the S&P 500® Index over the same period. The simulations assumed the following:

¡	MITTS with a term of five years that are held to maturity;

¡	the terms of the MITTS provide for 100% participation in any positive performance of the S&P 500® Index at maturity (although not any dividends declared on index stocks), up to a cap of 61%;

¡	the S&P 500® Index having an average annualized price return of 8%, an annual dividend yield of 1.50%, and an average annualized volatility of 25%; and

¡	the MITTS provide 100% market downside protection at maturity.

An actual series of MITTS may have different terms than these, and the performance of the S&P 500® Index may vary substantially during the term of any particular series of MITTS. The simulations do not account for other risks and events that may impact the performance of the MITTS, including the credit risk of the issuer of the MITTS. For additional information, please see the sections below, “More Information About Our Assumptions” and “Risk Factors.”

Understanding MITTS

MITTS are senior, unsecured debt securities of the applicable issuer, which may be Bank of America corporation. MITTS pay a single payment at maturity that is based on the performance of an underlying market measure. MITTS typically offer 90%–100% market downside protection at maturity against decreases in the value of the applicable market measure, subject to the issuer’s ability to repay the amounts due at maturity. MITTS also allow investors to participate in any positive return on an underlying market measure, in most cases subject to a cap. Chart 1 contains an illustration of the hypothetical payouts on a series of MITTS.

MITTS typically have maturities of three to seven years, and can be linked to a variety of underlying market measures. For example, MITTS may be linked to an equity index (such as the S&P 500® Index), a commodity or a commodity index (such as the Dow Jones-UBS Commodity Index), or one or more exchange rates (such as the value of the euro relative to the U.S. dollar).

Due to their predefined payoff profile, MITTS will behave differently from the underlying market measure in the following ways:

¡	MITTS typically outperform the underlying market measure in negative return environments, because they are fully or partially market downside protected.

¡	In moderately positive return environments, MITTS may provide a smaller return than a direct investment in the underlying market measure by a slight margin due to the fact that, for equity-linked MITTS, the payment at maturity does not reflect any dividends or distributions that investors in the underlying index may receive.

¡	In positive return environments above the cap, MITTS are expected to underperform the underlying market measure, due to the MITTS’ capped return.

MITTS Performance Over Five Years

Based on our simulations, Chart 2(a) demonstrates the probability that the MITTS, as described above, will achieve a given return. Chart 2(b) demonstrates the same information for a five-year investment in the S&P 500® Index. Across all of the simulations, the compound average annual return for the MITTS was 5.0%, and the compound average annual return for the S&P 500® Index was 7.3%.1 As described in the next section, the simulations demonstrate that, across a range of market environments, the MITTS had a lower average volatility than the underlying index during the five-year holding period. This section should be read together with the sections below, “More Information About Our Assumptions” and “Risk Factors.”

Source: GWM Investment Management & Guidance (IMG) Investment Analytics

Source: GWM Investment Management & Guidance (IMG) Investment Analytics

[1]

The compound annual return of 7.3% is the arithmetic average of 10,000 geometric means simulated based on the assumptions described above. Arithmetic and geometric averages are essentially two different ways of measuring investment returns: an arithmetic average is computed by dividing the sum of a set of amounts by the number of those amounts and refers to the simple average of returns observed over a period of time; a geometric average represents the compound rate of return over a given observation period. Geo metric averages are frequently used to measure investment returns.

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Negative Return of Underlying Index. In scenarios in which the underlying index had a negative return (which occurred in 28% of the simulations, as illustrated by the brown portion of Chart 2(b)), the expected compound average annual return of the MITTS was 6.5% higher than that of the underlying index. This outperformance is due to the market downside protection feature, which provides for a full return of principal at maturity even if the underlying index has decreased, subject to the issuer’s credit risk.

Positive Return of Underlying Index– Below the Cap. In scenarios in which the returns of the underlying index were positive, but less than the cap of 61% (which occurred in 33% of the simulations, as illustrated by the blue portion of Chart 2(b)), the expected compound average annual return of the MITTS was 1.4% lower than that of the underlying index. The lower return of the MITTS in these scenarios reflects the fact that the payment at maturity on the MITTS does not reflect any dividends or distributions that investors in the underlying index may receive.

Positive Return of Underlying Index– Above the Cap. Finally, in scenarios in which the returns of the underlying index were higher than the cap of 61% (which occurred in 39% of the simulations, as illustrated by the light blue portion of Chart 2(b)), the expected compound annual return of the underlying index was 9.2% higher than that of the MITTS. The underperformance of the MITTS in these scenarios was due to the MITTS having a cap on its return of 61%. In these scenarios, an investor’s return from a direct investment in the underlying index would have exceeded the returns from an investment in the MITTS, due to the cap on the MITTS’ return.

	Negative Return Scenarios	Positive Return Scenarios Below the Cap	Positive Return Scenarios Above the Cap
Percentage of Scenarios	28%	33%	39%
S&P 500 Performance	Less than 0%	Greater than 0% but less than Cap	Greater than Cap
Return Comparison	MITTS Outperform Index	MITTS Underper- form due to lack of Distributions and Dividends	Index Outperforms MITTS
Reason for Performance	Market Downside Feature	Exclusion of Distributions and Dividends	Return Limited to the Cap

Managing Portfolio Risk With MITTS

The preceding section of this paper examined the simulated performance of MITTS in different market conditions. This section discusses how MITTS have the potential of reducing the risk in your portfolio, as measured by (a) standard deviation and (b) maximum drawdown, as these terms are defined below. This section should be read together with the sections below, “More Information About Our Assumptions” and “Risk Factors.” In particular, the actual market value of your MITTS at any time, and the amount that you may receive upon any sale of your MITTS during their term, may be significantly less than the amount that would be payable at maturity based on the level of the underlying asset at that time.

¡	Standard deviation is a widely used measure of the volatility of an asset, and illustrates the extent of variation (whether higher or lower) that exists from the average of a given set of results. A low standard deviation indicates that the results tend to be very close to the average result (a low degree of volatility). In contrast, a high standard deviation indicates that the results are spread out over a large range of outcomes (a high degree of volatility).

¡	Maximum drawdown measures the decrease in the value of an asset from its historic highest value in a given period to its lowest value in that period. Maximum drawdown expresses that decrease as a percentage.

Summary & Comparison Chart

	Compound Average Annual Return		Average Annualized Standard Deviation		Average Maximum Drawdown
	MITTS	Index	MITTS	Index	MITTS	Index
Negative Return Scenarios	0.0%	-6.5%	8.3%	24.9%	16.8%	51.0%
Positive Return Scenarios Below the Cap	3.6%	5.0%	12.3%	25.1%	18.0%	37.7%
Positive Return Scenarios Above the Cap	9.9%	19.1%	9.5%	25.4%	10.1%	29.0%
All Scenarios	5.0%	7.3%	10.1%	25.1%	14.6%	38.0%

Charts 3, 4 and 5 (next page) illustrate how MITTS performed relative to the S&P 500® Index across the three return scenarios in the 10,000 simulations. Average annual compound return, average annualized standard deviation and average maximum drawdown were measured across all three sets of return scenarios, based on the assumptions described above.

Negative Return of Underlying Index. Chart 3 indicates that, in negative return scenarios, MITTS provided protection from decreases in the value of the underlying asset, as well as less average standard deviation and lower average maximum drawdown. This information indicates that, in negative return environments, MITTS are not only expected to outperform the market (a 0% return for MITTS compared to a -6.5% loss for the S&P 500® Index), but were also less volatile in our simulations.

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Source: GWM Investment Management & Guidance (IMG) Investment Analytics

Positive Return of Underlying Index– Below the Cap. In scenarios in which the index returns were positive but below the cap (Chart 4), MITTS provided returns that were slightly less than those of the underlying index (a 3.6% compound average annual return on the MITTS compared to a 5% compound average annual return on the S&P 500® Index) due to their treatment of dividends and distributions, as discussed above. The MITTS were less volatile as compared to the level of the S&P 500® Index, and presented both a lower average standard deviation and lower average maximum drawdown as compared to the S&P 500® Index (12.8% and 19.7% lower, respectively).

Source: GWM Investment Management & Guidance (IMG) Investment Analytics

Positive Return of Underlying Index– Above the Cap. Finally, Chart 5 presents the scenarios in which index returns were positive and exceeded the capped return on the MITTS. In these cases, MITTS underperformed the underlying index by 9.2% due to their capped return. Average standard deviation was 15.9% lower for the MITTS, and the average maximum drawdown was 18.9% lower than for the S&P 500® Index.

Source: GWM Investment Management & Guidance (IMG) Investment Analytics

MITTS Longer-Term Performance

To illustrate the impact of MITTS on the value of an investment portfolio over a longer time period, we conducted 10,000 simulations over a 30-year time horizon. The results of these simulations help demonstrate how a hypothetical investment in MITTS compares to a hypothetical investment in the S&P 500® Index in terms of the ability of each to sustain an investor’s purchasing power, as measured by the returns of each investment above a specified inflation rate.

The simulations assumed an investment in MITTS with the terms as described on page 1 of this document, with the proceeds at each five-year maturity date rolled over to new MITTS with identical terms. In these simulations, the MITTS are always held until maturity, and dividends from an investment in the S&P 500® Index are reinvested. These simulations assumed an initial $1 million investment in both the MITTS and the S&P 500® Index, and a constant inflation rate of 2.5% per year.

Chart 6 (below) compares the likelihood of achieving a positive real rate of return, defined as an investment return over the inflation rate, over the 30-year period. The green dotted line represents a hypothetical investment in the S&P 500® Index, and the blue dotted line represents a hypothetical investment in the MITTS:

Source: GWM Investment Management & Guidance (IMG) Investment Analytics

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The simulations demonstrated that an investment in MITTS is expected to provide a higher likelihood of a positive real rate of return when compared to an investment in the S&P 500® Index when an investor’s investment horizon is greater than eight years. This implies that MITTS are expected to have a higher likelihood of helping you sustain your purchasing power over the long term, due to their market downside feature and the ability of a MITTS investor to participate in the positive performance of the S&P 500® Index up to the specified cap of the MITTS. Please note that, in any period, a higher rate of inflation than the one assumed above would reduce the likelihood that any investment that you make in the MITTS or in the S&P 500® Index would have a positive real rate of return.

However, an investment in MITTS over the long-term can result in a significantly lower average return and lower upside potential as a result of the cap. Our simulations showed that at the end of 30 years, the median value of an initial $1 million investment was $6.8 million for the S&P

500® Index, while it was only $4.2 million for the MITTS. Therefore, while the MITTS may have a higher probability of achieving a positive real rate of return over the longer term, the potential growth of your investment in MITTS is expected to be lower than a comparable investment in the S&P 500® Index.

Making MITTS a Part of Your Overall Investment Strategy

MITTS can complement your overall investment strategy by allowing you to participate in the positive returns of a market measure by investing in an instrument that may be less volatile than the underlying measure. Together with your Financial Advisor as your essential partner, you can determine which of the many MITTS and other offerings can be implemented within your portfolio, based on your risk tolerance, time horizon, long-term goals and other investment criteria.

MORE INFORMATION ABOUT OUR ASSUMPTIONS

As discussed above, our simulations were based on a number of key assumptions about the terms of the MITTS and the performance of the S&P 500® Index. The simulations are provided for illustrative purposes only, and you should not view the simulations as a prediction or an estimate of the performance of any series of MITTS, whether or not those MITTS have any terms that are similar to the terms used in the simulations. The actual performance of any MITTS may be quite different from the results of our simulations. As to our assumptions, please note the following considerations:

Assumed Terms of the MITTS

¡

Underlying Asset. The simulations were based on MITTS linked to the S&P 500® Index. However, your MITTS could be based on a different market measure, which could perform significantly differently than the S&P 500® Index, and could be affected by different market and other factors than those that affect the S&P 500® Index.

¡	100% Market Downside Protection. The simulations are based on an issuance of MITTS that provides for a full return of principal at maturity even if the value of the underlying asset has decreased. However, if you purchase a series of MITTS that provides, for example, for only 90% or 95% market downside protection, assuming all other factors remain constant, the number of scenarios in which the MITTS outperform the underlying asset may be reduced. This is because, in negative environments in which the value of the underlying asset decreases by a percentage that is greater than your degree of market downside protection, you will incur a loss on your MITTS. Further, in all cases, the simulations do not account for the credit risk of the issuer: if the issuer is unable to pay its debts on the maturity date, an investor will not receive back its full principal amount, and may incur a complete loss of principal.

¡	Five-Year Term. The longer the term of the MITTS, the longer your exposure would be to the issuer’s credit risk, and consequently, the more risk you may have resulting from your investment.

¡	Held to Maturity. The simulations assume that each MITTS investment is held to maturity. There may be no trading market for the MITTS, and an investor in the MITTS may not be able to sell any MITTS prior to their maturity date. The amount that you may receive upon any sale of the MITTS prior to maturity may be significantly less than the amount that might be expected based upon the then applicable level of the underlying asset, and may even be less than the principal amount of your MITTS.

¡	100% Participation. All other factors remaining constant, a participation rate of less than 100% will increase the likelihood that your MITTS will underperform the underlying asset in a positive return environment. If the participation rate of your MITTS is greater than 100%, they may be structured with other terms that may limit your return, such as a lower cap.

¡	61% Cap. All other factors remaining constant, a lower capped return on the MITTS will increase the likelihood of the MITTS underperforming the underlying asset in a positive return environment.

Assumptions as to the S&P 500® Index

¡	Average Annualized Price Return of 8%. A lower annualized return would decrease the return on your MITTS, as well as the return on the S&P 500® Index.

¡

Dividend Yield of 1.50%. A higher dividend yield during the term of your MITTS will cause an investment in the MITTS to underperform an investment in the stocks included in the S&P 500® Index. This is because, as a holder of MITTS, you will not have any rights to receive the dividends declared by the issuers of the stocks included in the index.

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¡	Annualized Volatility of 25%. All other factors remaining constant, a higher degree of volatility of the underlying asset will (a) increase the volatility of your returns on the MITTS and (b) increase the possibility that the payment at maturity of your MITTS (i) will equal the minimum payment amount or (ii) will be limited to the cap.

Volatility

The discussion above compares the volatility of the S&P 500® Index to the volatility of the MITTS based on the results of our simulations. In these simulations, the volatility of the S&P 500 Index was determined by reference to the simulated levels of the S&P 500® Index during the relevant period. In contrast, the volatility of the MITTS was derived by reference to our estimated value of the MITTS as of the relevant dates. This estimated value was determined by reference to our customary pricing models for valuing securities such as MITTS, including, but not limited to, the simulated level of the S&P 500® Index, the payment terms of the applicable MITTS, and the time remaining until maturity of the MITTS.

Please note, however, that the volatility of the value of any MITTS that you may purchase, and in particular, the actual amount that you may receive in connection with a sale at any time prior to maturity, will depend upon a variety of different factors, which are discussed below and in the relevant offering documents. These factors differ in many respects from those used in our simulation, and include the creditworthiness of the issuer, the market’s view of the issuer’s business and prospects, prevailing interest rates, the number of potential purchasers in any secondary market, and a variety of other factors. Accordingly, the actual value of any MITTS that you purchase may be more or less volatile than was reflected by our simulations.

Risk Factors

You should carefully review the risk factors set forth in the applicable offering documents before making a decision to purchase the MITTS. Among the factors to consider before investing in MITTS include, but are not limited to, the following:

¡	Investors may not earn a return on their investment.

¡	If the MITTS are not 100% market downside protected, the amount owed to you at maturity may be less than the principal amount.

¡	The return on your MITTS may be lower than that of other debt securities issued by the same issuer with a comparable maturity, and may not be sufficient to compensate you for other factors, such as inflation, that affect the time value of money.

¡	The return on MITTS may be limited by a cap, and will not reflect the return on a direct investment in the underlying asset or the components included in the underlying asset.

¡	Payments on the MITTS are subject to the issuer’s credit risk.

¡	A trading market for MITTS is not expected to develop, and the secondary market price investors may receive or be quoted for their MITTS prior to the maturity date will be affected by this and other important factors, including the costs of developing, hedging, and distributing MITTS. The price paid for the MITTS in secondary market transactions may be lower than the original purchase price.

¡	Many factors will affect the trading value of MITTS; these factors interrelate in complex ways and the effect of one factor may offset or magnify the effect of another factor.

¡	Purchases or sales of the underlying asset or its components based on the underlying asset by the issuer, Merrill Lynch, and their respective affiliates may affect the return.

¡	Potential conflicts of interest between the issuer, Merrill Lynch, and their respective affiliates, on the one hand, and investors in the MITTS, on the other hand, could arise.

Tax Consequences

We also call to your attention that an investment in the MITTS is likely to have tax consequences that are substantially different from a direct investment in the underlying asset. You should consult with your tax advisor to fully understand the tax consequence of any investment in the MITTS.

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IMPORTANT NOTICE: Bank of America Corporation “BAC” has filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (SEC) for the potential offerings to which this communication relates. Before investing, you should carefully read these and other documents that BAC has filed with the SEC for more complete information about BAC and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, BAC, any agent or any dealer participating in the offerings will arrange to send you the product supplement, the prospectus supplement, the prospectus, and other documents relating to any of these offerings if you so request by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free 1-866-500-5408.

Investment products provided by Merrill Lynch, Pierce, Fenner & Smith Incorporated:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value
Are Not Deposits	Are Not a Condition to Any Banking Service or Activity	Are Not Insured by Any Federal Government Agency

MITTS are one type of Market-Linked Investment offered by BAC. Market-Linked Investments are designed to meet specific investment objectives. The return on these investments comes from the performance of the underlying asset or assets to which the investment is linked. These assets can include fixed income, equities, foreign exchange, commodities, or a combination of these assets. Market-Linked Investments can accommodate investors with various types of risk and return profiles. As described below, features of Market-Linked Investments may include the following: market downside protection, enhanced income, market access, and/or enhanced return.

Market Index Target-Term Securities® and MITTS® are registered service marks of Bank of America Corporation.

GWM Investment Management & Guidance (IMG) provides industry-leading investment solutions, portfolio construction advice and wealth management guidance.

Merrill Lynch, Pierce, Fenner & Smith Incorporated is a registered broker-dealer and wholly owned subsidiary of Bank of America Corporation.

© 2010 Merrill Lynch, Pierce, Fenner & Smith Incorporated, Member, Securities Investor Protection Corporation (SIPC)

This information should not be construed as investment advice. It is presented for information purposes only and is not intended to be either a specific offer by any Merrill Lynch entity to sell or provide, or a specific invitation for a consumer to apply for, any particular retail financial product or service that may be available through the Merrill Lynch family of companies

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